                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                                 (RULE 13D-101)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                 AMENDMENT NO. 5



                                   LANCE, INC.
                        --------------------------------
                                (NAME OF ISSUER)



                         $.83-1/3 PAR VALUE COMMON STOCK
               -------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)



                                   514606 10 2
                        --------------------------------
                                 (CUSIP NUMBER)



                              A. ZACHARY SMITH III
                         100 N. TRYON STREET, SUITE 4200
                 CHARLOTTE, NORTH CAROLINA 28202 (704) 331-7400
                 ----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                NOVEMBER 17, 1998
                      ------------------------------------
                      (Date of Event Which Requires Filing
                               of this Statement)

                  If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].


NOTE: This Amendment No. 5 amends and restates the Schedule 13D of Nan Davis Van Every dated August 10, 1990 pursuant to rule 13d-2(c).


                                 (Page 1 of 6)

---------------------------------                       ------------------------
     CUSIP No. 514606 10 2             13D                 Page 2 of 6 Pages
---------------------------------                       ------------------------


=================================================================================================================================

        1           NAME OF REPORTING PERSON                                                          Nan Davis Van Every
                    S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

==================================================================================================================================
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                (a) [ ]


                                                                                                                (b) [ ]


==================================================================================================================================
        3           SEC USE ONLY


==================================================================================================================================
        4           SOURCE OF FUNDS*                                                                                 OO


==================================================================================================================================
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                    REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                                          [ ]

==================================================================================================================================
        6           CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                                               UNITED STATES OF AMERICA

==================================================================================================================================
    NUMBER OF                7     SOLE VOTING POWER
     SHARES                                                                                                     89,074
  BENEFICIALLY            ========================================================================================================
  OWNED BY EACH              8     SHARED VOTING POWER
    REPORTING
   PERSON WITH                                                                                                        0
                          ========================================================================================================
                             9     SOLE DISPOSITIVE POWER
                                                                                                                 89,074
                          ========================================================================================================
                            10     SHARED DISPOSITIVE POWER
                                                                                                                      0
==================================================================================================================================
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                                                                 89,074
==================================================================================================================================
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                                    [ ]

==================================================================================================================================
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                                                            Less than 1%
==================================================================================================================================
        14          TYPE OF REPORTING PERSON*

                                                                                                                     IN
==================================================================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


                                 (Page 2 of 6)

ITEM 1.           SECURITY AND ISSUER.

         This statement relates to the Common Stock, par value $.83-1/3 per share (the "Common Stock"), of Lance, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 8600 South Boulevard, Charlotte, North Carolina 28232.

ITEM 2.           IDENTITY AND BACKGROUND.

         (a)-(c) The name of the reporting person is Nan Davis Van Every. The residence address of Mrs. Van Every is 6001 Pelican Bay Boulevard, Naples, Florida 34108. Mrs. Van Every is not currently employed.

         (d) During the past five years, Mrs. Van Every has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, Mrs. Van Every has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Mrs. Van Every is a citizen of the United States of America.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mrs. Van Every initially acquired 1,297,920 shares of the Common Stock (the "Inherited Shares") under the will dated April 7, 1987 of her husband, Salem A. Van Every, Jr. who died on May 27, 1990 as the sole trustee under the marital trust created under his will. Since Mrs. Van Every became the beneficial owner on June 29, 1990, upon her qualification as trustee of the marital trust, no funds or other consideration were used in the acquisition of the Inherited Shares. The Inherited Shares are no longer subject to the marital trust and prior to November 17, 1998 were held in the Nan Davis Van Every Revocable Trust, dated April 1, 1992 (the "Revocable Trust").

         In addition, Mrs. Van Every also beneficially owns 366,897 shares of Common Stock (the "Other Shares"), of which 21,142 shares, taking into account stock splits and stock dividends, were given to her by the Decedent, with the balance purchased by her through the Issuer's dividend reinvestment plan, privately negotiated transactions or through brokers. Mrs. Van Every has used her personal funds in making such purchases. Mrs. Van Every beneficially owns 39,074 of these Other Shares in her capacity as trustee of several trusts (the "Family Trusts") established for the benefit of her children.

         On November 17, 1998, Mrs. Van Every transferred from the Revocable Trust an aggregate of 1,575,743 shares of Common Stock (the "Transferred Shares"), to two separate irrevocable trusts (the "Irrevocable Trusts") with substantially the same terms except with different trustees.


                                 (Page 3 of 6)

         At this time, the source and amount of funds that Mrs. Van Every may use to fund future purchases of Common Stock, if any, is undetermined, although the funds for such future purchases, if any, are likely to be the personal funds of Mrs. Van Every. Future purchases, if any, Mrs. Van Every may make under the Issuer's dividend reinvestment plan will be funded through the reinvestment of dividends or through personal funds of Mrs. Van Every.

ITEM 4.           PURPOSE OF TRANSACTION.

         Since Mrs. Van Every is the beneficial owner of the Inherited Shares not by purchase but by operation of law, she became such a beneficial owner without motive or purpose. Mrs. Van Every acquired beneficial ownership of the Other Shares either by gift without purpose or by purchase for investment. Mrs. Van Every intends to hold the Common Stock reported herein for investment, subject to the terms of the Irrevocable Trusts and the Family Trusts as described herein.

         Mrs. Van Every intends to evaluate the business and prospects of the Issuer and depending on her evaluation, other investment opportunities, market conditions and other factors as she may deem material, Mrs. Van Every may seek to acquire additional shares of the Common Stock in the open market or through the Issuer's dividend reinvestment plan, in private transactions or otherwise, or she may dispose of all or a portion of the shares of the Common Stock presently held or hereafter acquired.

         As the grantor of the Irrevocable Trusts, Mrs. Van Every has not retained any investment power to dispose or direct the disposition of the Transferred Shares or to vote or direct the voting of the Transferred Shares. All such dispositive and voting power is vested with the trustee of each Irrevocable Trust with respect to the Transferred Shares held therein. Salem Lance Every, Mrs. Van Every's stepson, serves as trustee of one Irrevocable Trust which holds 1,289,245 of the Transferred Shares. James D. Tomlinson, Mrs. Van Every's son, serves as trustee of the second Irrevocable Trust which holds 286,498 of the Transferred Shares.

         Under the terms of each Irrevocable Trust the beneficial ownership of the Transferred Shares may be transferred upon their respective dates of termination. Upon the death of Mrs. Van Every, the Irrevocable Trusts will terminate and their assets will be transferred to the Revocable Trust or, if such trust is not existing, to the estate of Mrs. Van Every. In addition, each Irrevocable Trust will partially terminate automatically with respect to any assets held in it as of April 30th in each calendar year, including with respect to any Transferred Shares then remaining in each Irrevocable Trust. Upon such automatic termination, the assets, including any Transferred Shares, will then be transferred to the Revocable Trust or, if such trust is not existing, to Mrs. Van Every.

         Mrs. Van Every beneficially owns 55,000 shares of Common Stock subject to two options held by Salem Lance Van Every to acquire such shares. The options became exercisable on January 31, 1997 and April 28, 1998.

         Except as set forth in this Item 4, Mrs. Van Every has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 to Schedule 13D.


                                 (Page 4 of 6)

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) The aggregate number of shares of the Common Stock beneficially owned by Mrs. Van Every pursuant to Rule 13d-3 of the Securities and Exchange Act of 1934 is 89,074, which constitutes less than 1% of the outstanding shares of the Common Stock.

         (b) The 89,074 shares of Common Stock reported herein are beneficially owned by Mrs. Van Every either directly by Mrs. Van Every or in her capacity as trustee under the Family Trusts. Mrs. Van Every has the sole investment power to dispose or direct the disposition of these shares and she has the sole voting power to vote or direct the voting of these shares.

         (c) Mrs. Van Every disposed of 5,050 shares of Common Stock by gift on November 17, 1998.

         (d) No person other than Mrs. Van Every has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Mrs. Van Every, except the beneficiaries under the Family Trusts have certain rights to receive dividends from, or the proceeds from the sale of, the shares of the Common Stock, described in Item 5(b)(i), held by such Family Trusts.

         (e)      This item is inapplicable and has been omitted.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See Item 4 regarding (i) the transfer of the Transferred Shares upon termination of each Irrevocable Trust and (ii) certain shares held subject to an option agreement.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A.        Nan Davis Van Every Florida Intangible Trust dated
                           November 17, 1998 (filed herewith).

         Exhibit B.        Nan Davis Van Every Intangible Trust dated November
                           17, 1998 (filed herewith).

         Exhibit C.        Letter Agreement dated July 22, 1996 between Nan D.
                           Van Every and S. Lance Van Every (Previously filed as
                           Exhibit C to Amendment No. 1 of this Schedule 13D and incorporated herein by reference).

         Exhibit D.        Letter Agreement dated April 28, 1998 between Nan D.
                           Van Every and S. Lance Van Every (filed herewith).


                                 (Page 5 of 6)

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



/s/ Nan Davis Van Every                              January 25, 1999
-------------------------------
Nan Davis Van Every


                                 (Page 6 of 6)

                                                                      EXHIBIT A


                              NAN DAVIS VAN EVERY
                            FLORIDA INTANGIBLE TRUST

                  THIS AGREEMENT, dated 11 - 17, 1998, between NAN DAVIS VAN EVERY, of Naples, Florida, as "Grantor," and SALEM LANCE VAN EVERY, of Charlotte, North Carolina (hereinafter called "my Trustees"),

                              W I T N E S S E T H:

                  In order to fund the trust, I deliver and assign to my Trustees the property specified in Schedule A to this Agreement. My Trustees acknowledge receipt of the property and agree to hold it in trust, together with any property added to any trust, as follows:

                  ARTICLE I. DISPOSITION OF TRUST ESTATE DURING MY LIFETIME. During my lifetime, my Trustees may pay or apply all or any part of the net income or principal of this trust to or for the benefit of me and the HEINEMAN MEDICAL RESEARCH CENTER, of Charlotte, North Carolina, in such proportions, equal or unequal or all to one eligible beneficiary, that my Trustees consider advisable, with no duty to equalize such payments or applications among eligible beneficiaries. Any undistributed income shall be added to trust principal.

                  In exercising its discretion, my Trustees shall give first consideration to me, then to the HEINEMAN MEDICAL RESEARCH CENTER.

                  ARTICLE II. PARTIAL AND FULL TERMINATION OF TRUST. Upon the first to occur of the following events, my Trustees shall dispose of the trust estate as follows:

                           A.       PARTIAL TERMINATION. Upon the April 30th of
each calendar year, my Trustees shall distribute the then remaining trust estate to the then acting Trustees of the Nan Davis Van Every Revocable Trust dated 4/1/92, as amended, to be added to the principal of such trust, or, if such trust is not then in existence, to me. Notwithstanding the foregoing provisions of this section to the contrary, my Trustees shall retain the property initially specified in Schedule A to this Agreement until my death.

                           B.       FULL TERMINATION. Upon my death, my Trustees
shall distribute the then remaining trust estate to or in trust for the benefit of such persons or organizations, upon such conditions and terms, as I shall direct and appoint in an inter vivos instrument filed with my Trustees or by a Will (dated subsequent to all such inter vivos instruments) expressly referring to and exercising this power; provided, however, that this power shall not be exercisable to any extent for my benefit, for the benefit of my estate, my creditors or the creditors of my estate. Any portion of the then remaining trust estate not effectively so appointed shall be distributed to the Trustee then acting under the Nan Davis Van Every Revocable Trust dated 4/1/92, as amended, to be added to the principal of such trust, or, if such trust is not then in existence, to my Personal Representatives, to be disposed of as part of my estate.


                  ARTICLE III.  APPOINTMENT OF FIDUCIARIES.

                  If SALEM LANCE VAN EVERY ceases to act as Trustee, I appoint my son, JAMES DAVIS TOMLINSON, currently of Raleigh, North Carolina, as a Trustee, to act together with any other then acting Trustees.

                  My Trustees may appoint one or more additional Trustees at any time. Any individual Trustee may at any time appoint his or her successor as Trustee, unless the foregoing provisions of this Agreement effectively provide for his or her successor.

                  If a Trustee fails or ceases to act and the foregoing provisions of this Agreement do not effectively provide for a successor, I may appoint one or more successor Trustees.

                  Notwithstanding any provisions in this Agreement to the contrary, no individual (including me) who is a resident of the State of Florida, and no corporation doing business in, or qualified to do business in, the State of Florida may serve as Trustee of this trust.

                  Any individual Trustee who becomes a resident of the State of Florida, or any corporate Trustee which becomes qualified to do (or does) business in the State of Florida, shall cease to act as a Trustee at such time.

                  Any fiduciary is authorized to resign at any time without court approval. The resignation, appointment or revocation of appointment of a Trustee may be made by the person authorized to take such action by delivery of an acknowledged instrument to my Trustees then acting and any Trustee to be appointed, or, if none, to a court having jurisdiction over the trust. Any appointment of a Trustee may be conditioned to commence or cease upon a future event and may be revoked or modified at any time before such future event has occurred. Unless otherwise expressly provided, any power to appoint a Trustee shall permit appointment of an individual, bank or trust company as such fiduciary, and shall be exercised by the parent (or, if none, the legal representative) of any minor and the legal representative of any incapacitated person holding such power. A determination that any individual fiduciary acting hereunder is incapacitated shall be deemed a resignation by that individual fiduciary as of the date of the determination.

                  ARTICLE IV.  ADMINISTRATIVE PROVISIONS.

                           A.       IRREVOCABLE TRUST. This Agreement and any
trust created hereunder shall be irrevocable and, except as otherwise specifically provided in this Agreement, shall not be subject to alteration or amendment in any respect.

                           B.       ADDITIONS TO TRUST. Any person may add
property to any trust under this Agreement by lifetime gift or by transfer taking effect at death, provided such property is acceptable to my Trustees.

                           C.       SITUS OF TRUST PROPERTY.  No Trustee shall
invest in real property having a situs in the State of Florida.

                           D.       PERMISSIBLE USE OF TRUST FUNDS. Upon my
death, my Trustees may in their discretion purchase property from my estate, make loans to my estate, and guarantee the obligations of my estate and pledge trust property as security therefor upon whatever terms and in whatever manner and with whatever security my Trustees consider advisable. This provision shall not give either me or my estate any right or authority over trust property.

                           E.       CONSIDERATION OF OTHER INCOME OF
BENEFICIARIES. In exercising their discretion to distribute trust funds to any beneficiary, my fiduciaries may (but shall not be required to) take into consideration any other income reasonably available to such beneficiary.

                           F.       DISTRIBUTIONS TO MINORS. If my fiduciaries
are authorized or required to distribute property to a beneficiary who is then a minor, and my fiduciaries do not believe that an immediate distribution is in the beneficiary's best interests, they may instead distribute such property to any adult caring for the beneficiary or to the beneficiary's Guardian or Custodian under a Uniform Gifts or Transfers to Minors Act.

                           G.       INFORMAL ACCOUNTINGS. My Trustees may
provide to each eligible income beneficiary who is not then incapacitated statements of trust transactions at such time and in such form as they consider advisable. If all such beneficiaries give written approval of the statement, the statement shall be final, binding and conclusive on all persons interested in the trust.

                           H.       OPTIONAL TRUSTS TO AGE TWENTY-ONE. If
property is distributable outright to a beneficiary who is then under the age of twenty-one (21) years, my fiduciaries may hold such property in trust and pay or apply all or any part of the net income and principal to or for the benefit of such beneficiary, as they consider advisable. Undistributed income shall be added to trust principal. Any remaining trust principal shall be paid to such beneficiary when he or she attains the age of twenty-one (21) years or, if such beneficiary dies prior to attaining such age, then to his or her estate.

                           I.       ELECTIONS. I authorize my fiduciaries, in
their sole discretion and without the order or approval of any court, to make or not make any election, allocation or other discretionary decision permitted under the provisions of any tax law in effect from time to time, and to make or not make equitable adjustments of interests of beneficiaries in light of such decisions. No beneficiary shall have any rights against my fiduciaries by reason of any such decisions or adjustments. My fiduciaries may also allocate property (or the right to receive property) which is subject to estate tax and federal income tax as income in respect of a decedent to principal, to income, or in part to each.

                           J.       REQUIREMENT OF SURVIVAL. No beneficiary
shall be considered to have survived the event terminating any trust and be entitled to any trust funds on that event unless such beneficiary survives for at least ninety (90) days after that event.

                           K.       DEFINITION OF INCAPACITATED. An individual
shall be considered to be incapacitated if the individual is under a legal disability or by reason of illness or mental or physical disability is unable to give prompt and intelligent consideration to financial matters. The determination as to whether an individual is incapacitated shall be made by my Trustees other than the individual, or, if none, by the institution or individual designated to succeed the individual as

Trustee, who may rely conclusively upon (1) the written opinion of the individual's primary physician, (2) the written opinion of any two physicians, or (3) the written order of a court appointing a Conservator or Guardian of the individual's person or property.

                           L.       INVESTMENT COUNSEL. My fiduciaries may
employ investment counsel; consult with such counsel on any matters relating to the retention, sale, purchase, investment, or reinvestment of securities or other property; delegate to such investment counsel my fiduciaries' investment authority; and pay such investment counsel reasonable compensation for its services in addition to the regular compensation of my fiduciaries. My fiduciaries may act upon or refrain from acting upon the advice of such investment counsel in whole or in part, and to the extent my fiduciaries follow the advice of such counsel or rely upon such investment counsel's exercise of delegated investment authority, my fiduciaries shall not be liable for any action taken or omitted, except in the case of willful misconduct.

                           M.       DELEGATION. Except as otherwise provided
herein, any fiduciary may delegate to the other fiduciaries the right to exercise any power (discretionary, administrative or otherwise) and may revoke the delegation at any time by delivery of an acknowledged instrument to such other fiduciaries.

                           N.       TRUSTEE RELIEVED FROM LIABILITY. No
individual Trustee who is a descendant of mine shall be liable for any mistake or error of judgment, or for any action taken or omitted, either by my Trustees or by any agent or attorney employed by my Trustees, or for any loss or depreciation in the value of the trust, except in the case of willful misconduct.

                           O.       SUCCESSOR TRUSTEE. No Trustee has a duty to
examine the transactions of any prior Trustee. Each Trustee is responsible only for those assets which are actually delivered to it.

                           P.       GOVERNING LAW. The validity, construction
and administration of this document and any trust hereunder shall be governed by the laws of Florida.

                           Q.       DEFINITION OF TRUSTEE. Except as otherwise
provided herein, any Trustee who acts under this Agreement may exercise all of the rights, powers and discretions and shall be entitled to all of the privileges and immunities granted to the named Trustee. In this Agreement, I sometimes refer to my Trustees as "my fiduciaries." Any references in this Agreement to my Trustees or my fiduciaries shall include (unless otherwise expressly provided) all Trustees. No surety bond shall be required of any Trustee.

                           R.       LANCE, INC. STOCK. My fiduciaries are
authorized to retain and invest in, and to exercise options to purchase, any securities, notes or other obligations of Lance, Inc. or any successor corporation or other entity, or any corporation or other entity which is a party to a reorganization of any such corporation or other entity, or any corporation or other entity which is created for the purposes of holding such securities, notes or other obligations, without regard to diversification. My fiduciaries shall not be liable for any loss or depreciation in value resulting from any such investment.

                           S.       CLOSELY HELD BUSINESSES. This trust may be
funded with, or subsequently purchase or otherwise acquire, securities or other financial interests in one or more closely held businesses (each of which is hereinafter referred to as the "business"). I realize that the business may not be the type of investment in which fiduciaries would normally invest estate or trust funds. Nonetheless, my fiduciaries shall incur no liability for any loss which may be sustained by reason of the retention, operation or sale of the business or the exercise of any power conferred upon my fiduciaries with respect to the business.

                  My fiduciaries shall have the following powers with respect to the business, in addition to any granted by law or elsewhere in this document:

                                    1.      To retain and continue the business
or any interest therein for such time as they consider advisable;

                                    2.      To operate or participate in the
operation of the business in the form of a corporation, partnership or proprietorship, or in any other form, whether or not in such form at my death;

                                    3.      To direct, control, supervise,
manage, operate or participate in the operation of the business; to serve as officers and directors of the business; and to receive from the business compensation for their services in addition to their compensation as fiduciaries;

                                    4.      To delegate all or any part of their
power to supervise, manage or operate the business to such persons as they may select, including any director, officer, or employee of the business;

                                    5.      To engage, compensate and discharge
such managers, employees, agents, attorneys, accountants, consultants or other representatives as they consider advisable, including anyone who may be a beneficiary or fiduciary;

                                    6.      To invest or employ in the business,
or to use as collateral for loans to the business, such other estate or trust funds as they consider advisable;

                                    7.      To sell, liquidate or otherwise
dispose of all or any part of the business at such time or times, for such prices and upon such terms and conditions as they consider advisable, and to sell the business to anyone who is a beneficiary or fiduciary; and

                                    8.      To exercise with respect to the
retention, continuance, and disposition of such business all the rights and powers which I would have were I to make the decision at the time of such exercise.

                           T.       MANAGEMENT POWERS OF TRUSTEE. In addition to
any powers conferred upon them by law and without the order or approval of any court, except as otherwise provided herein, I authorize and empower my Trustees:

                  (1) To retain, acquire, or sell any variety of real or personal property (including any discretionary common trust fund of any corporate fiduciary acting under this document, mutual funds, covered and uncovered stock options, insurance policies on my life and investments in foreign securities), without regard to diversification and without being limited to the investments authorized for trust funds; (2) to exercise stock options;
(3) to enter into agreements for the sale, merger, reorganization, dissolution or consolidation of any corporation or properties; (4) to manage, improve, repair, sell, mortgage, lease (including the power to lease for oil and gas), pledge, convey, option or exchange any property and take back purchase money mortgages thereon, without court order; (5) to make distributions in cash or in kind, or partly in each, and, in the discretion of such fiduciaries, to allocate particular assets or portions thereof to any one or more beneficiaries, without any duty to distribute any asset pro rata among beneficiaries, and to do so without regard to the income tax basis of specific property allocated to any beneficiary, provided that such property shall be valued for purposes of distribution at its value on the date of distribution; (6) to maintain custody or brokerage accounts (including margin accounts) and to register securities in the name of a nominee; (7) to compromise and settle claims (including those relating to taxes); (8) to borrow funds from any person or corporation (including a Trustee) and pledge or mortgage trust assets to secure such loans;
(9) to extend, renew or renegotiate loans or guarantees; (10) to lend money to or for the benefit of any person beneficially interested hereunder (including a guardian); (11) to employ attorneys, accountants, investment counsel, custodians, brokers and other agents to assist in the administration of estate or trust property and to delegate discretionary powers (including the granting of a power of attorney and the power to be a signer on any estate or trust financial accounts) to such persons; (12) to vote and give proxies to vote shares of stock; (13) to make joint investments in property, real or personal; to enter into and act as a general or limited partner in general or limited partnerships; to establish corporations (including limited liability companies) of any kind; and to transfer assets to any such joint ventures, partnerships or corporations; (14) to divide any trust into separate trusts based on the fair market value of the trust assets at the time of the division; and (15) if there is more than one trust established under this document, to administer such trusts as a single fund.

                           U.       DISCRETIONARY POWERS HELD BY FIDUCIARIES,
AGENTS, ETC. Notwithstanding the foregoing provisions of this Agreement to the contrary, no person who is a resident of the State of Florida (including me), and no entity, other than a qualified bank or savings association, shall have the power to manage or control assets constituting the trust estate. For purposes of this Agreement, (1) the terms "manage" or "control" shall have the meanings ascribed to them under Chapter 199, Florida Statutes, and shall include the discretionary authority to make decisions relating to the retention, sale, purchase, investment or reinvestment of securities or other property constituting the trust estate; and (2) a qualified bank or savings association is a bank or savings association (as defined in Section 220.62, Florida Statutes) which may act as an agent or other fiduciary (other than as a co-Trustee) of my Trustees and be granted the right to manage or control all or any portion of the trust estate without thereby creating a Florida taxable situs (within the meaning of Section 199.175, Florida Statutes) for the trust estate. Furthermore, I retain no right to veto or rescind the actions of my Trustees with respect to the assets of the trust estate.

                           V.       EXECUTION AND IDENTIFICATION OF AGREEMENT.
This Agreement may be executed in any number of counterparts, each of which so executed shall be deemed an original and may be referred to as the "Nan Davis Van Every Florida Intangible Trust dated 11/17/98."

                  IN WITNESS WHEREOF, NAN DAVIS VAN EVERY, the Grantor, has hereunto set her hand and seal as of the day and year first above written.


                                           /s/ Nan Davis Van Every
                                          --------------------------------------
                                          NAN DAVIS VAN EVERY
                                          Grantor


                  SIGNED, SEALED, PUBLISHED AND DECLARED by NAN DAVIS VAN EVERY, the Grantor, as and for the Nan Davis Van Every Florida Intangible Tax Trust, in the presence of each of us, who at her request, in her presence and in the presence of each other, have hereunto subscribed our names as witnesses as of the day and year first above written.


                                           /s/ Jo Parsons
                                          --------------------------------------
                                          Witness   311 Cox Lake Road
                                                    Stanley, NC 28164


                                           /s/ Carolyn M. DeYoung
                                          --------------------------------------
                                          Witness   9701 Marker Drive
                                                    Charlotte, NC 28227


STATE OF NORTH CAROLINA       )
                              )  ss:
COUNTY OF MECKLENBURG         )

                  The foregoing instrument was acknowledged before me on       ,
1998, by NAN DAVIS VAN EVERY, who is personally known to me or who has produced a driver's license as identification.

                                           /s/ Robert S. Carles
                                          --------------------------------------
                                          Notary Public
                                            My commission expires 2-13-2000

                  IN WITNESS WHEREOF, SALEM LANCE VAN EVERY, the Trustee, has hereunto set his hand and seal as of the 17th day of November, 1998.


                                           /s/ S. Lance Van Every
                                          --------------------------------------
                                          SALEM LANCE VAN EVERY
                                          Trustee


STATE OF NORTH CAROLINA       )
                              )  ss:
COUNTY OF MECKLENBURG         )

                  The foregoing instrument was acknowledged before me on , 1998, by SALEM LANCE VAN EVERY, who is personally known to me or who has produced a driver's license as identification.


                                           /s/ Robert S. Carles
                                          --------------------------------------
                                          Notary Public
                                            My Commission expires 2-13-2000




                                   SCHEDULE A


FIVE DOLLARS                                                               $5.00

                                                                       EXHIBIT B


                               NAN DAVIS VAN EVERY
                                INTANGIBLE TRUST


                  THIS AGREEMENT, dated 11-17, 1998, between NAN DAVIS VAN EVERY, of Naples, Florida, as "Grantor," and JAMES DAVIS TOMLINSON, of Raleigh, North Carolina (hereinafter called "my Trustees"),

                              W I T N E S S E T H:

                  In order to fund the trust, I deliver and assign to my Trustees the property specified in Schedule A to this Agreement. My Trustees acknowledge receipt of the property and agree to hold it in trust, together with any property added to any trust, as follows:

                  ARTICLE I. DISPOSITION OF TRUST ESTATE DURING MY LIFETIME. During my lifetime, my Trustees may pay or apply all or any part of the net income or principal of this trust to or for the benefit of me and the HEINEMAN MEDICAL RESEARCH CENTER, of Charlotte, North Carolina, in such proportions, equal or unequal or all to one eligible beneficiary, that my Trustees consider advisable, with no duty to equalize such payments or applications among eligible beneficiaries. Any undistributed income shall be added to trust principal.

                  In exercising its discretion, my Trustees shall give first consideration to me, then to the HEINEMAN MEDICAL RESEARCH CENTER.

                  ARTICLE II. PARTIAL AND FULL TERMINATION OF TRUST. Upon the first to occur of the following events, my Trustees shall dispose of the trust estate as follows:

                           A.       PARTIAL TERMINATION. Upon the April 30th of
each calendar year, my Trustees shall distribute the then remaining trust estate to the then acting Trustees of the Nan Davis Van Every Revocable Trust dated 4/1/92, as amended, to be added to the principal of such trust, or, if such trust is not then in existence, to me. Notwithstanding the foregoing provisions of this section to the contrary, my Trustees shall retain the property initially specified in Schedule A to this Agreement until my death.

                           B.       FULL TERMINATION. Upon my death, my Trustees
shall distribute the then remaining trust estate to or in trust for the benefit of such persons or organizations, upon such conditions and terms, as I shall direct and appoint in an inter vivos instrument filed with my Trustees or by a Will (dated subsequent to all such inter vivos instruments) expressly referring to and exercising this power; provided, however, that this power shall not be exercisable to any extent for my benefit, for the benefit of my estate, my creditors or the creditors of my estate. Any portion of the then remaining trust estate not effectively so appointed shall be distributed to the Trustee then acting under the Nan Davis Van Every Revocable Trust dated 4/1/92, as amended, to be added to the principal of such trust, or, if such trust is not then in existence, to my Personal Representatives, to be disposed of as part of my estate.

                  ARTICLE III.  APPOINTMENT OF FIDUCIARIES.

                  If my son, JAMES DAVIS TOMLINSON, ceases to act as Trustee, I appoint my son, WORTH EVAN TOMLINSON, JR., currently of North Wilkesboro, North Carolina, as a Trustee, to act together with any other then acting Trustees.

                  My Trustees may appoint one or more additional Trustees at any time. Any individual Trustee may at any time appoint his or her successor as Trustee, unless the foregoing provisions of this Agreement effectively provide for his or her successor.

                  If a Trustee fails or ceases to act and the foregoing provisions of this Agreement do not effectively provide for a successor, I may appoint one or more successor Trustees.

                  Notwithstanding any provisions in this Agreement to the contrary, no individual (including me) who is a resident of the State of Florida, and no corporation doing business in, or qualified to do business in, the State of Florida may serve as Trustee of this trust.

                  Any individual Trustee who becomes a resident of the State of Florida, or any corporate Trustee which becomes qualified to do (or does) business in the State of Florida, shall cease to act as a Trustee at such time.

                  Any fiduciary is authorized to resign at any time without court approval. The resignation, appointment or revocation of appointment of a Trustee may be made by the person authorized to take such action by delivery of an acknowledged instrument to my Trustees then acting and any Trustee to be appointed, or, if none, to a court having jurisdiction over the trust. Any appointment of a Trustee may be conditioned to commence or cease upon a future event and may be revoked or modified at any time before such future event has occurred. Unless otherwise expressly provided, any power to appoint a Trustee shall permit appointment of an individual, bank or trust company as such fiduciary, and shall be exercised by the parent (or, if none, the legal representative) of any minor and the legal representative of any incapacitated person holding such power. A determination that any individual fiduciary acting hereunder is incapacitated shall be deemed a resignation by that individual fiduciary as of the date of the determination.

                  ARTICLE IV.  ADMINISTRATIVE PROVISIONS.

                           A.       Irrevocable Trust. This Agreement and any
trust created hereunder shall be irrevocable and, except as otherwise specifically provided in this Agreement, shall not be subject to alteration or amendment in any respect.

                           B.       ADDITIONS TO TRUST. Any person may add
property to any trust under this Agreement by lifetime gift or by transfer taking effect at death, provided such property is acceptable to my Trustees.

                           C.       SITUS OF TRUST PROPERTY. No Trustee shall
invest in real property having a situs in the State of Florida.

                           D.       PERMISSIBLE USE OF TRUST FUNDS. Upon my
death, my Trustees may in their discretion purchase property from my estate, make loans to my estate, and guarantee the obligations of my estate and pledge trust property as security therefor upon whatever terms and in whatever manner and with whatever security my Trustees consider advisable. This provision shall not give either me or my estate any right or authority over trust property.

                           E.       CONSIDERATION OF OTHER INCOME OF
BENEFICIARIES. In exercising their discretion to distribute trust funds to any beneficiary, my fiduciaries may (but shall not be required to) take into consideration any other income reasonably available to such beneficiary.

                           F.       DISTRIBUTIONS TO MINORS. If my fiduciaries
are authorized or required to distribute property to a beneficiary who is then a minor, and my fiduciaries do not believe that an immediate distribution is in the beneficiary's best interests, they may instead distribute such property to any adult caring for the beneficiary or to the beneficiary's Guardian or Custodian under a Uniform Gifts or Transfers to Minors Act.

                           G.       INFORMAL ACCOUNTINGS. My Trustees may
provide to each eligible income beneficiary who is not then incapacitated statements of trust transactions at such time and in such form as they consider advisable. If all such beneficiaries give written approval of the statement, the statement shall be final, binding and conclusive on all persons interested in the trust.

                           H.       OPTIONAL TRUSTS TO AGE TWENTY-ONE. If
property is distributable outright to a beneficiary who is then under the age of twenty-one (21) years, my fiduciaries may hold such property in trust and pay or apply all or any part of the net income and principal to or for the benefit of such beneficiary, as they consider advisable. Undistributed income shall be added to trust principal. Any remaining trust principal shall be paid to such beneficiary when he or she attains the age of twenty-one (21) years or, if such beneficiary dies prior to attaining such age, then to his or her estate.

                           I.       ELECTIONS. I authorize my fiduciaries, in
their sole discretion and without the order or approval of any court, to make or not make any election, allocation or other discretionary decision permitted under the provisions of any tax law in effect from time to time, and to make or not make equitable adjustments of interests of beneficiaries in light of such decisions. No beneficiary shall have any rights against my fiduciaries by reason of any such decisions or adjustments. My fiduciaries may also allocate property (or the right to receive property) which is subject to estate tax and federal income tax as income in respect of a decedent to principal, to income, or in part to each.

                           J.       REQUIREMENT OF SURVIVAL. No beneficiary
shall be considered to have survived the event terminating any trust and be entitled to any trust funds on that event unless such beneficiary survives for at least ninety (90) days after that event.

                           K.       DEFINITION OF INCAPACITATED. An individual
shall be considered to be incapacitated if the individual is under a legal disability or by reason of illness or mental or physical disability is unable to give prompt and intelligent consideration to financial matters. The determination as to whether an individual is incapacitated shall be made by my Trustees other than the individual, or, if none, by the institution or individual designated to succeed the individual as

Trustee, who may rely conclusively upon (1) the written opinion of the individual's primary physician, (2) the written opinion of any two physicians, or (3) the written order of a court appointing a Conservator or Guardian of the individual's person or property.

                           L.       INVESTMENT COUNSEL. My fiduciaries may
employ investment counsel; consult with such counsel on any matters relating to the retention, sale, purchase, investment, or reinvestment of securities or other property; delegate to such investment counsel my fiduciaries' investment authority; and pay such investment counsel reasonable compensation for its services in addition to the regular compensation of my fiduciaries. My fiduciaries may act upon or refrain from acting upon the advice of such investment counsel in whole or in part, and to the extent my fiduciaries follow the advice of such counsel or rely upon such investment counsel's exercise of delegated investment authority, my fiduciaries shall not be liable for any action taken or omitted, except in the case of willful misconduct.

                           M.       DELEGATION. Except as otherwise provided
herein, any fiduciary may delegate to the other fiduciaries the right to exercise any power (discretionary, administrative or otherwise) and may revoke the delegation at any time by delivery of an acknowledged instrument to such other fiduciaries.

                           N.       TRUSTEE RELIEVED FROM LIABILITY. No
individual Trustee who is a descendant of mine shall be liable for any mistake or error of judgment, or for any action taken or omitted, either by my Trustees or by any agent or attorney employed by my Trustees, or for any loss or depreciation in the value of the trust, except in the case of willful misconduct.

                           O.       SUCCESSOR TRUSTEE. No Trustee has a duty to
examine the transactions of any prior Trustee. Each Trustee is responsible only for those assets which are actually delivered to it.

                           P.       GOVERNING LAW. The validity, construction
and administration of this document and any trust hereunder shall be governed by the laws of Florida.

                           Q.       DEFINITION OF TRUSTEE. Except as otherwise
provided herein, any Trustee who acts under this Agreement may exercise all of the rights, powers and discretions and shall be entitled to all of the privileges and immunities granted to the named Trustee. In this Agreement, I sometimes refer to my Trustees as "my fiduciaries." Any references in this Agreement to my Trustees or my fiduciaries shall include (unless otherwise expressly provided) all Trustees. No surety bond shall be required of any Trustee.

                           R.       LANCE, INC. STOCK. My fiduciaries are
authorized to retain and invest in, and to exercise options to purchase, any securities, notes or other obligations of Lance, Inc. or any successor corporation or other entity, or any corporation or other entity which is a party to a reorganization of any such corporation or other entity, or any corporation or other entity which is created for the purposes of holding such securities, notes or other obligations, without regard to diversification. My fiduciaries shall not be liable for any loss or depreciation in value resulting from any such investment.

                           S.       CLOSELY HELD BUSINESSES. This trust may be
funded with, or subsequently purchase or otherwise acquire, securities or other financial interests in one or more closely held businesses (each of which is hereinafter referred to as the "business"). I realize that the business may not be the type of investment in which fiduciaries would normally invest estate or trust funds. Nonetheless, my fiduciaries shall incur no liability for any loss which may be sustained by reason of the retention, operation or sale of the business or the exercise of any power conferred upon my fiduciaries with respect to the business.

                  My fiduciaries shall have the following powers with respect to the business, in addition to any granted by law or elsewhere in this document:

                                    1.      To retain and continue the business
or any interest therein for such time as they consider advisable;

                                    2.      To operate or participate in the
operation of the business in the form of a corporation, partnership or proprietorship, or in any other form, whether or not in such form at my death;

                                    3.      To direct, control, supervise,
manage, operate or participate in the operation of the business; to serve as officers and directors of the business; and to receive from the business compensation for their services in addition to their compensation as fiduciaries;

                                    4.      To delegate all or any part of their
power to supervise, manage or operate the business to such persons as they may select, including any director, officer, or employee of the business;

                                    5.      To engage, compensate and discharge
such managers, employees, agents, attorneys, accountants, consultants or other representatives as they consider advisable, including anyone who may be a beneficiary or fiduciary;

                                    6.      To invest or employ in the business,
or to use as collateral for loans to the business, such other estate or trust funds as they consider advisable;

                                    7.      To sell, liquidate or otherwise
dispose of all or any part of the business at such time or times, for such prices and upon such terms and conditions as they consider advisable, and to sell the business to anyone who is a beneficiary or fiduciary; and

                                    8.      To exercise with respect to the
retention, continuance, and disposition of such business all the rights and powers which I would have were I to make the decision at the time of such exercise.

                           T.       MANAGEMENT POWERS OF TRUSTEE. In addition to
any powers conferred upon them by law and without the order or approval of any court, except as otherwise provided herein, I authorize and empower my Trustees:

                  (1) To retain, acquire, or sell any variety of real or personal property (including any discretionary common trust fund of any corporate fiduciary acting under this document, mutual funds, covered and uncovered stock options, insurance policies on my life and investments in foreign securities), without regard to diversification and without being limited to the investments authorized for trust funds; (2) to exercise stock options;
(3) to enter into agreements for the sale, merger, reorganization, dissolution or consolidation of any corporation or properties; (4) to manage, improve, repair, sell, mortgage, lease (including the power to lease for oil and gas), pledge, convey, option or exchange any property and take back purchase money mortgages thereon, without court order; (5) to make distributions in cash or in kind, or partly in each, and, in the discretion of such fiduciaries, to allocate particular assets or portions thereof to any one or more beneficiaries, without any duty to distribute any asset pro rata among beneficiaries, and to do so without regard to the income tax basis of specific property allocated to any beneficiary, provided that such property shall be valued for purposes of distribution at its value on the date of distribution; (6) to maintain custody or brokerage accounts (including margin accounts) and to register securities in the name of a nominee; (7) to compromise and settle claims (including those relating to taxes); (8) to borrow funds from any person or corporation (including a Trustee) and pledge or mortgage trust assets to secure such loans;
(9) to extend, renew or renegotiate loans or guarantees; (10) to lend money to or for the benefit of any person beneficially interested hereunder (including a guardian); (11) to employ attorneys, accountants, investment counsel, custodians, brokers and other agents to assist in the administration of estate or trust property and to delegate discretionary powers (including the granting of a power of attorney and the power to be a signer on any estate or trust financial accounts) to such persons; (12) to vote and give proxies to vote shares of stock; (13) to make joint investments in property, real or personal; to enter into and act as a general or limited partner in general or limited partnerships; to establish corporations (including limited liability companies) of any kind; and to transfer assets to any such joint ventures, partnerships or corporations; (14) to divide any trust into separate trusts based on the fair market value of the trust assets at the time of the division; and (15) if there is more than one trust established under this document, to administer such trusts as a single fund.

                           U.       DISCRETIONARY POWERS HELD BY FIDUCIARIES,
AGENTS, ETC. Notwithstanding the foregoing provisions of this Agreement to the contrary, no person who is a resident of the State of Florida (including me), and no entity, other than a qualified bank or savings association, shall have the power to manage or control assets constituting the trust estate. For purposes of this Agreement, (1) the terms "manage" or "control" shall have the meanings ascribed to them under Chapter 199, Florida Statutes, and shall include the discretionary authority to make decisions relating to the retention, sale, purchase, investment or reinvestment of securities or other property constituting the trust estate; and (2) a qualified bank or savings association is a bank or savings association (as defined in Section 220.62, Florida Statutes) which may act as an agent or other fiduciary (other than as a co-Trustee) of my Trustees and be granted the right to manage or control all or any portion of the trust estate without thereby creating a Florida taxable situs (within the meaning of Section 199.175, Florida Statutes) for the trust estate. Furthermore, I retain no right to veto or rescind the actions of my Trustees with respect to the assets of the trust estate.

                           V.       EXECUTION AND IDENTIFICATION OF AGREEMENT.
This Agreement may be executed in any number of counterparts, each of which so executed shall be deemed an original and may be referred to as the "Nan Davis Van Every Intangible Trust dated 11/17/98."

                  IN WITNESS WHEREOF, NAN DAVIS VAN EVERY, the Grantor, has hereunto set her hand and seal as of the day and year first above written.


                                           /s/ Nan Davis Van Every
                                          --------------------------------------
                                          NAN DAVIS VAN EVERY
                                          Grantor

                  SIGNED, SEALED, PUBLISHED AND DECLARED by NAN DAVIS VAN EVERY, the Grantor, as and for the Nan Davis Van Every Intangible Tax Trust, in the presence of each of us, who at her request, in her presence and in the presence of each other, have hereunto subscribed our names as witnesses as of the day and year first above written.


                                           /s/ Jo Parsons
                                          --------------------------------------
                                          Witness   311 Cox Lake Road
                                                    Stanley, NC 28164


                                           /s/ Carolyn M. DeYong
                                          --------------------------------------
                                          Witness   9701 Marker Drive
                                                    Charlotte, NC 28227


STATE OF NORTH CAROLINA       )
                              )  ss:
COUNTY OF MECKLENBURG         )

                  The foregoing instrument was acknowledged before me on       ,
1998, by NAN DAVIS VAN EVERY, who is personally known to me or who has produced a driver's license as identification.

                                           /s/ Robert S. Carles
                                          --------------------------------------
                                          Notary Public
                                          My Commission expires 2-13-2000

                  IN WITNESS WHEREOF, JAMES DAVIS TOMLINSON, the Trustee, has hereunto set his hand and seal as of the 17th day of November, 1998.


                                           /s/ James Davis Tomlinson
                                          --------------------------------------
                                          JAMES DAVIS TOMLINSON
                                          Trustee


STATE OF NORTH CAROLINA       )
                              )  ss:
COUNTY OF MECKLENBURG         )

                  The foregoing instrument was acknowledged before me on November 17, 1998, by JAMES DAVIS TOMLINSON, who is personally known to me or who has produced a driver's license as identification.


                                           /s/ Robert S. Carles
                                          --------------------------------------
                                          Notary Public
                                            My Commission expires 2-13-2000



                                   SCHEDULE A


FIVE DOLLARS                                                              $ 5.00

                                                                       EXHIBIT D

                                 April 28, 1998




Mr. S. Lance Van Every
4010 Seminole Court
Charlotte, North Carolina 28210

Dear Lance:

         I hereby agree to purchase from S. Lance Van Every (SLVE) 24,000 shares of the $.83-1/3 par value Common Stock (the Shares) of Lance, Inc. (the Company) at a purchase price per share equal to the lowest price at which the Common Stock of the Company shall have sold, regular way, on The NASDAQ Stock Market on the date hereof with the aggregate purchase price to be paid on April 29, 1998 against receipt of the Shares.

         I understand that the Shares are shares received as a gift from SLVE's father.

         I represent and covenant that the Shares to be purchased by me pursuant hereto are being purchased for investment only and not with a view to the resale or distribution thereof, and I agree to indemnify and hold harmless the Company from any and all liability for any violation of the United States Securities Act of 1933, as amended (the 1933 Act), which may be held or found by any court of competent jurisdiction to be due, directly or indirectly, in whole or in part, to any intent or design on my part to take any of the Shares with a view to the distribution thereof.

         I understand that the Shares being purchased by me constitute "restricted securities" as defined in Rule 144 under the 1933 Act and I agree that the Company will lodge with any stock transfer agent for the Company, or note on its stock transfer records, a stop transfer order against the Shares and that there shall be imprinted upon the certificate or certificates issued to me evidencing the Shares a legend reflecting such restriction as follows:

         These securities have not been registered under the Securities Act of 1933. They have been acquired for investment and may not be sold or otherwise disposed of in the absence of an effective registration statement under the Securities Act of 1933 or an opinion of counsel satisfactory to the Company and presented to it prior to any proposed sale or other disposition that registration is not required under said Act.

         I understand that the Shares being purchased by me will not be registered under the 1933 Act and must be held indefinitely unless subsequently registered or an exemption from such registration is available, provided, that the Shares may be sold by me in conjunction with the sale of all or substantially all of the outstanding shares of Common Stock of the Company without such registration. I further acknowledge that the Company has made and makes no undertaking to either register the Shares or to take any action to comply with any exemption from registration that might be available or to supply any information to facilitate sales of the Shares.

         I further agree, in consideration of SLVE selling the Shares to me rather than on the open market and the payment by him to me of $1,000, that SLVE may repurchase all but not less than all of the Shares from me for cash at the purchase price per share provided above plus $1 per share at any time between November 30, 1998 and April 27, 2008, with the purchase price and number of shares subject to adjustment for stock dividends, stock splits and similar recapitalizations of the Company.

         The representations and understandings contained in the third, fourth and fifth paragraphs are directed to and may be relied upon by the Company and by SLVE.

                                           Very truly yours,

                                           /s/ Nan D. Van Every
                                          --------------------------------------
                                           Nan D. Van Every

cc:      Lance, Inc.
         Post Office Box 32368
         Charlotte, NC  28232